

February 19, 2014

<u>Via E-mail</u>
Wayne Graham
Chief Financial Officer
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

      RE: Alaska Communications Systems Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              Form 10-Q for Fiscal Quarter Ended September 30, 2013
              Filed November 8, 2013
              Response dated January 8, 2014
              File No. 000-28167

Dear Mr. Graham:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

2. Equity Method Investments, page 9

1.   We note your response to comment 5. Please expand your disclosure in future filings to clarify that the amount reported as cost of services and sales attributable to AWN represents AWN revenues resulting from transactions with ACS.

2.   With respect to deferred capacity revenue (AWN network usage rights), please disclose and explain to us the nature of this item and how you determined its fair value. You

Wayne Graham
Alaska Communications Systems Group, Inc.
February 19, 2014
Page 2

       should also disclose your revenue recognition policy and explain to us the basis for this policy under GAAP. Quantify the amount of incremental direct costs incurred by the company in connection with providing the capacity to AWN.

3.   In light of the numerous transactions between the company and AWN, please disclose your policy for reporting your transactions with AWN in your financial statements and advise us. Specifically, describe how you are eliminating inter-entity transactions when calculating your share of the income of AWN.

4.   Further, in light of the unique relationship between the company and AWN, please provide us with a comprehensive list of inter-entity transactions/balances that are not being eliminated.

       You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

      Sincerely,

      /s/ Robert S. Littlepage Jr., for

      Larry Spirgel
      Assistant Director